Exhibit 99.1

ARTICLES OF ASSOCIATION

INTESA SANPAOLO S.p.A.

Parent Company of banking group “Intesa Sanpaolo”

included in the National Register of Banking Groups

Registered Office Torino, Piazza San Carlo 156

Share Capital Euro 6,646,436,318.60

Torino Company Register

and Fiscal Code No. 00799960158, Vat Code No. 10810700152

Member of the National Interbank Deposit Guarantee Fund

and of the National Guarantee Fund

Included in the National Register of Banks No. 5361

Included in the Registered Office Torino on 5th January 2007

This is an English translation of the original Italian document. The original version in Italian takes precedence.

ARTICLES OF ASSOCIATION

CONTENTS

ARTICLES OF ASSOCIATION	2
TITLE I	5
CONSTITUTION, NAME, REGISTERED OFFICE, DURATION	5
Article 1. Name	5
Article 2. Registered office	5
Article 3. Duration	5
TITLE II	6
CORPORATE PURPOSE	6
Article 4. Corporate purpose	6
TITLE III	6
CAPITAL AND SHARES	6
Article 5. Share capital	6
Article 6. Shareholder domicile	7
TITLE IV	7
SHAREHOLDERS’ MEETING	7
Article 7. Shareholders’ Meeting	7
Article 8. Convocation	8
Article 9. Right to attend and vote in the Shareholders’ Meeting	9
Article 10. Chair and conduct of the Meeting. Secretary	9
Article 11. Validity of resolutions	10
TITLE V	10
CORPORATE GOVERNANCE SYSTEM	10
Article 12. Corporate governance system	10
Section one — Management Board	10
Article 13. Management Board	10
13.1.- Composition	10
13.2.- Requirements and incompatibilities	10
13.3.- Duration	11
13.4.- Integration	11
13.5.- Substitutions	11
13.6.- Revocation	11
13.7.- Simul stabunt simul cadent	11
13.8.- Termination	12
13.9.- Appointment of the Chairman and Deputy Chairmen of the Management Board. Secretary	12
Article 14. Remuneration of the Management Board	12
Article 15. Remuneration of members of the Management Board who are appointed to particular positions	12
Article 16. Meetings and resolutions of the Management Board	12
16.1.- Place and convocation	12
16.2.- Convocation notice	13
16.3.- Meetings	13
16.4.- Validity and majority	13
16.5.- Resolutions with qualified majorities	13
16.6.- Minutes and copies	14
Article 17. Powers of the Management Board	14

17.1.- Management of the Company	14
17.2.- Competences which must not be delegated	14
17.3.- Delegated powers	15
17.4.- Subsidised and special lending	16
17.5.- Exercise of delegated powers	16
17.6.- Information	16
17.7.- Information to the Supervisory Board	16
Article 18. Chairman of the Management Board	16
Article 19. Managing Director	17
Article 20. Manager in charge of preparing the Company’s financial reports	18
Article 21. Legal representative. Signature powers	18
Section two — Supervisory Board	19
Article 22. Supervisory Board	19
22.1.- Composition	19
22.2.- Integration	20
22.3.- Duration	20
Article 23. Election of the Supervisory Board	20
23.1.- List of candidates	20
23.2.- Voting	20
23.3.- Equality of ratio and ballot	21
23.4.- Supplementary mechanism	21
23.5.- Single list	21
23.6.- Supervisory Board member appointed by minorities	21
23.7.- No lists	21
23.8.- Election of the Chairman and Deputy Chairmen of the Supervisory Board	22
23.9.- Substitution	22
23.10.- Incompatibilities	22
23.11.- Simul stabunt simul cadent	22
23.12. - Revocation	22
23.13.- Remuneration	22
Article 24. Meetings and resolutions of the Supervisory Board	23
24.1.- Convocation	23
24.2.- Meetings recurrence	23
24.3.- Convocation request	23
24.4.- Place	23
24.5.- Convocation notice	23
24.6.- Meetings	23
24.7.- Validity and majority	24
24.8.- Resolutions with qualified majorities	24
24.9.- Minutes and copies	24
Article 25. Competence of the Supervisory Board	24
25.1.- Matters of competence	24
25.2.- Other matters of competence	26
25.3.- Powers of supervision	26
25.4.- Nomination Committee, Remuneration Committee and Control Committee	26
25.5.- Other Committees	26
Article 26. Chairman of the Supervisory Board	27
Article 27. General Managers	28
TITLE VI	28
FINANCIAL STATEMENTS - NET INCOME – SAVING SHARES	28
Article 28. Financial statements and net income	28
Article 29. Saving shares	29

TITLE VII	30
ACCOUNTING CONTROL – WITHDRAWAL – WINDING UP – APPLICATION OF ORDINARY REGULATIONS	30
Article 30. Accounting Control	30
Article 31. Withdrawal	30
Article 32. Winding up	30
Article 33. Application of ordinary regulations	30
TITLE VIII	31
TRANSITORY RULES	31
Article 34. First appointments	31
Article 35. Integrity, professional and independence requirements	32
35.1. – Transitory rule	32
35.2. – Integrity requirements	32
35.3. – Professional requirements of Supervisory Board members	32
35.4. – Professional requirements of Management Board members	32
Article 36. Key Terms of the Integration Plan	32
TITLE IX	33
FINAL PROVISION	33
Article 37. Final Provision	33

TITLE I

CONSTITUTION, NAME, REGISTERED OFFICE, DURATION

Article 1. Name.

1.1.- The Company is incorporated under the name “Intesa Sanpaolo S.p.A.” without any restriction in the form of graphic presentation.  In the use of brands and logos of the Company and the Group, the words that compose the name of the Company may be combined in a different manner. The Company can use, as brands and logos, names and/or brands used by itself and/or by the companies it has incorporated.

1.2.- The Company is a Bank according to the terms of Legislative Decree No. 385 dated 1st September 1993.

Article 2. Registered office.

2.1.- The Company has its registered office in Turin and a secondary registered office in Milan. Central operations are divided between Milan and Turin, provided, however, that in any case “Administration, Financial statements, Tax”, “Internal Audit” and “General Secretariat” shall be in Turin.

2.2.- Subject to the obtainment of authorisations provided for by laws and regulations  applicable from time to time, the Company may both establish and wind up secondary registered offices, branches and representative offices in Italy and abroad.

Article 3. Duration.

The duration of the Company shall be until 31st December 2100 and may be extended.

TITLE II

CORPORATE PURPOSE

Article 4. Corporate purpose.

4.1.- The purpose of the Company is the deposit-taking and the carrying out of all forms of lending activities, both directly and through its subsidiaries. The Company may, in compliance with laws and regulations applicable from time to time and subject to the obtaining of the required authorisations, directly and also through its subsidiaries, provide all banking and financial services, including the establishment and management of open-end and closed-end pension schemes as well as carry out any other transactions that are instrumental for, or related to, the achievement of its corporate purpose.

4.2.- As Parent Company of “Intesa Sanpaolo” banking group, pursuant to Art. 61 of Legislative Decree No. 385 dated 1st September 1993, the Company issues, in connection with its management and coordination capacity, instructions to the companies of the Group, including with respect to the implementation of the instructions of the Supervisory Authorities in the interest of the Group’s stability.

4.3.- The Company exercises the functions of Parent Company of the financial conglomerate, pursuant to Art. 3 of Legislative Decree No. 142 dated 30th May 2005.

TITLE III

CAPITAL AND SHARES

Article 5. Share capital.

5.1.- The Company’s subscribed and paid-in share capital amounts to 6,646,436,318.60 euro, represented by 12,781,608,305 shares with a nominal value of 0.52 euro each, comprising 11,849,117,744 ordinary shares and 932,490,561 non-convertible saving shares.

5.2.- The Extraordinary Shareholders’ Meeting held on 1st December 2006 resolved to increase the share capital by up to a maximum amount of 15,835,003.08 euro by issuing up to a maximum of 30,451,929 ordinary shares reserved to the employees of the merged company Sanpaolo IMI S.p.A. and its subsidiaries included in the stock option plans approved by the Board of Directors of Sanpaolo IMI S.p.A. on 17th December 2002 and on 14th November 2005.

Article 6. Shareholder domicile.

The domicile of each Shareholder, for the purposes of their relations with the Company, is the address recorded in the Shareholders’ Register.

TITLE IV

SHAREHOLDERS’ MEETING

Article 7. Shareholders’ Meeting.

7.1.- The Shareholders’ Meeting, called and established in accordance with the Articles of Association, is deemed to represent all Shareholders. Resolutions passed in accordance with the law and the Articles of Association, are binding on all Shareholders, irrespective of their attendance or agreement.

7.2.- The ordinary or extraordinary Shareholder Meeting shall be governed by law.

7.3.- The Ordinary Shareholders’ Meeting shall:

1) appoint, determine the number of, and revoke the members of the Supervisory Board, determine their remuneration and elect the Chairman and two Deputy Chairmen, according to provisions of article 23 below;

2) resolve upon the responsibilities of the members of the Supervisory Board and, pursuant to articles 2393 and 2409 - decies of the Italian Civil Code, also upon the responsibilities of the members of the Management Board, without prejudice to the concurrent competence of the Supervisory Board pursuant to article 25.1, letter d);

3) resolve upon the distribution of net income;

4) appoint and revoke the independent auditors;

5) approve the financial statements in case they are not approved by the Supervisory Board;

6) resolve upon the other matters assigned to it by law or the Articles of Association.

7.4.- The Extraordinary Shareholders’ Meeting shall resolve upon the amendments of the Articles of Association, on the appointment, revocation, substitution and powers of liquidators and on any other matter assigned to it by law.

Article 8. Convocation.

8.1.- The Shareholders’ Meeting is called by the Management Board whenever it is deemed appropriate or, according to the provisions of article 2367 of the Italian Civil Code, upon request by Shareholders representing at least one twentieth of share capital.

The Ordinary Shareholders’ Meeting must be called at least once a year, no later than a hundred and twenty days after the end of the financial year. Whenever a shareholders’ meeting is required by law, the Shareholders’ Meeting may be called no later than a hundred and eighty days after the end of the financial year. In this case the Management Board shall describe the reasons of such postponement in the report required by article 2428 of the Italian Civil Code.

8.2.- Without prejudice to other provisions of law setting forth the powers to convene, a Shareholders’ Meeting can also be called by the Supervisory Board or by at least two of its members, pursuant to article 151-bis of Legislative Decree No. 58 dated 24th February 1998.

8.3.- The Shareholders’ Meeting is called at the registered office of the Company or in another location in the municipality where the Company has its registered office by notice stating the date, the time and the place of the meeting on first and second call and the agenda of the meeting. Such notice shall be published within the terms provided for by laws and regulations applicable from time to time in the daily newspaper “Il Sole 24 Ore” and the Official Gazette of the Republic of Italy.

8.4.- The convocation notice may also provide for the Extraordinary Shareholders’ Meeting to be convened on third call.

8.5.- Shareholders who, separately or jointly, represent at least one fortieth of the share capital may request, within five days from the publication of the convocation notice, additions to the agenda of the meeting, specifying the request of additional items they propose, with the exclusion of matters on which the Shareholders’ Meeting must resolve on proposal put forward by the Management Board or on the basis of a report or a plan prepared by the Management Board. Notices with respect to the additions to the agenda as a result of such requests shall be given in the forms required for the publication of the convocation notice.

Article 9. Right to attend and vote in the Shareholders’ Meeting.

9.1.- Shareholders with the right to vote may attend the Shareholders’ Meeting provided a notice by the authorised intermediary certifying their voting right is given to the Company within the time envisaged for the commencement of the Shareholders’ Meeting on first call.

9.2.- Each ordinary share confers the right to cast one vote.

9.3.- Shareholders may be represented by proxy subject to restrictions established by law.

Article 10. Chair and conduct of the Meeting. Secretary.

10.1.- The Shareholders’ Meeting is chaired by the Chairman of the Supervisory Board or, in case of his/her absence or impediment, by the longest-serving Deputy Chairman of the Supervisory Board, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal term of service, by the eldest Deputy Chairman, or in the case of his/her absence or impediment, by the other Deputy Chairman. If all of the above are absent or impeded, the Shareholders’ Meeting is chaired by the Chairman of the Management Board or, in case of his/her absence or impediment, by the longest-serving Deputy Chairman of the Management Board as described above or, in case of his/her absence or impediment, by the other Deputy Chairman, if appointed; if also the latter is absent or impeded, the Shareholders’ Meeting shall be chaired by another person designated by the Shareholders attending the meeting.

10.2.- The Chairman of the Shareholders’ Meeting shall verify that the meeting has been validly convened and shall ascertain the right of the Shareholders to attend the meeting and vote. The Chairman of the Shareholders’ Meeting shall further verify the validity of the proxy, shall preside over the discussions, and shall determine the voting procedures and announce the relevant results.

10.3.- The Chairman shall be assisted by a Secretary, being the Secretary of the Management Board or, in case of his/her absence or impediment, the person appointed by the Shareholders attending the Meeting if the minutes do not have to be drafted by a notary public. The Chairman may also appoint, as the case may be, specific individuals chosen among the persons attending the Meeting.

10.4.- If the debate concerning matters on the agenda of the meeting is not terminated on the day of the meeting, the Shareholders’ Meeting may continue on the following business day.

Article 11. Validity of resolutions.

Subject to the requirements set forth in article 23 for the appointment of the Supervisory Board, the validity of the constitution of both the Ordinary and Extraordinary Shareholders’ Meeting is governed by law, on both the first and second call and concerning the Extraordinary Shareholders Meeting, on the third call, as well as the validity of the related resolutions.

TITLE V

CORPORATE GOVERNANCE SYSTEM

Article 12. Corporate governance system.

The Company adopts the dual corporate governance system pursuant to articles 2409-octies and following of the Italian Civil Code.

SECTION ONE — MANAGEMENT BOARD

Article 13. Management Board.

13.1.- Composition.

The management of the Company is exercised by the Management Board, composed of a minimum of 7 (seven) and a maximum of 11 (eleven) members, including non shareholders, appointed by the Supervisory Board, which determines their number at the time of appointment.

13.2.- Requirements and incompatibilities.

Individuals who are either ineligible or disqualified from office pursuant to article 2382 of the Italian Civil Code may not be appointed as members of the Management Board. The same limitations apply to individuals who do not meet the integrity, professional and independence requirements required by applicable law and regulations. At least one of the members of the Management Board must meet the independence requirements provided for by article 148, paragraph 3, of Legislative Decree No. 58 dated 24th February 1998.

Save for a specific approval ad personam by the Supervisory Board with the favourable vote of the majority plus two of its members and after the favourable and unanimous opinion of the Nomination Committee, individuals may not be appointed as members of the Management Board and, if they are appointed, they shall be disqualified from office, who are or become members of management, direction or control bodies or employees of competitor groups, or other banks or parent companies or subsidiaries of banks, except for industries associations or companies belonging to the Group or in which the Company owns shares.

Individuals who have exceeded the limit of four offices in the management, direction or control of other listed companies or parent companies or subsidiaries of listed companies (up to a maximum of four offices within one group shall be considered as one office; if such limit is exceeded, they shall be considered as two offices) may not be appointed as members of the Management Board and, if they are appointed, they shall be disqualified from office. The foregoing  shall be without prejudice to the provisions of applicable laws and regulations relating to ineligibility and disqualification from office, as well as the limits to the number of offices held, where more restrictive.

Members of the Supervisory Board may not be appointed as members of the Management Board for the entire term of their office.

13.3.- Duration.

The Management Board members shall remain in office for a maximum period of three financial years determined by the Supervisory Board and may be re-appointed. Their term of office shall expire, without prejudice to the provisions of article 13.8, on the date of the meeting of the Supervisory Board called to approve the financial statements relating to the last year of their office.

13.4.- Integration.

In the event that the number of members of the Management Board is lower than the maximum number, the Supervisory Board may at any time increase such number. The term of office of the newly appointed members expires together with the term of the members on office at the time of their appointment.

13.5.- Substitutions.

If one or more members of the Management Board leaves service, the Supervisory Board shall substitute them without delay. The term of office of the newly appointed members expires simultaneously with the term of the members in office at the time of their appointment.

13.6.- Revocation.

The members of the Management Board may be revoked by the Supervisory Board at any time, without prejudice to their right to be indemnified if the revocation occurs without just cause.

13.7.- Simul stabunt simul cadent.

If, for whatever reason, the majority of the members originally appointed by the Supervisory Board leave service, the entire Management Board must be considered replaced from the date on which the newly appointed members take service. The term of office of the newly appointed members shall expire on the date on which the office of the replaced Management Board would have expired.

13.8.- Termination.

The termination of the Management Board due to the expiry of the term of office shall become effective starting from the date of its appointment by the Supervisory Board. In the event of the resignation of part of the members of the Management Board, the provisions of article 2385 of the Italian Civil Code shall apply.

13.9.- Appointment of the Chairman and Deputy Chairmen of the Management Board. Secretary.

The Supervisory Board, on the basis of the proposal submitted by the Nomination Committee provided for by article 25.4 below, shall appoint the Chairman and one or two Deputy Chairmen of the Management Board.

The Management Board may appoint a Secretary who must not necessarily be a member of such Board.

Article 14. Remuneration of the Management Board.

Members of the Management Board are entitled, in addition to reimbursement of expenses incurred in connection with the office held by them, to a remuneration which shall be determined by the Supervisory Board, after consultation with the Remuneration Committee provided for by article 25.4 below.

Article 15. Remuneration of members of the Management Board who are appointed to particular positions.

The remuneration of the members of the Management Board who are vested with particular offices, tasks or powers of attorney, or are appointed as members of Committees or Commissions provided for by the Company’s Articles of Association, shall be determined pursuant to article 25.1, letter a) of the Company’s Articles of Association.

Article 16. Meetings and resolutions of the Management Board.

16.1.- Place and convocation.

The Management Board generally meets alternatively in Turin at the registered office and in Milan at the secondary office of the Company. In exceptional circumstances, it may meet in another location on Italian territory. Meetings must take place at least once a month and whenever the Chairman of the Management Board deems it necessary or when a written request is made by the Managing Director or by at least two members of the Management Board; the Management Board may be summoned in other cases required by law.

After notification to the Chairman, the Management Board may also be summoned by the Supervisory Board or by its individual members, pursuant to article 151–bis of Legislative Decree No. 58 dated 24th February 1998.

16.2.- Convocation notice.

The Management Board is summoned by notice which shall include the agenda of the meeting. The notice shall be sent by any means appropriate to provide evidence of receipt to each member of the Management Board and the Supervisory Board at least four days before the date of the meeting or, in case of urgency, at least twenty-four hours in advance by any appropriate means. The notice may also state the places from which members may participate by means of remote connection systems as provided for by article 16.3 below.

16.3.- Meetings.

Meetings of the Management Board may be validly held through remote connection systems, provided that the identity of those present can be verified and that those attending the meeting are allowed to follow the discussion and intervene in real time with regard to the matters on the agenda as well as view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Management Board meeting has been called and the meeting of the Board shall be considered held in such place.

16.4.- Validity and majority.

The resolutions of the Management Board are validly adopted when the majority of its members in office attends the meeting. Without prejudice to provisions contained in article 16.5 below, resolutions are adopted with the favourable vote of the absolute majority of the attending members; in case of dead-lock, the Chairman of the meeting shall have the casting vote.

16.5.- Resolutions with qualified majorities.

Resolutions concerning the following matters shall be validly adopted with the favourable vote of the majority of Management Board members in office:

•             the appointment, revocation as well as the grant, amendment or revocation of powers of the Managing Director;

•             the appointment, revocation and determination of the functions, competences and remunerations of General Managers as set forth in article 27 of the Articles of Association;

•             the appointment and revocation, further to the mandatory opinion of the Supervisory Board, of the Manager in charge of drafting the Company’s financial reports provided for by article 154-bis of Legislative Decree No. 58 dated 24th February 1998, and determination of the relevant means, powers and remuneration.

•             the appointment to particular offices or grant specific powers of attorney to one or more Board members and determination of the relevant powers.

16.6.- Minutes and copies.

The minutes of the resolutions of the Management Board are prepared and recorded in the register of the minutes under the care of the Secretary and must be signed by the Chairman of the meeting and the Secretary. A copy of the minutes of the meetings of the Management Board is transmitted without delay to the Chairman of the Supervisory Board.

Copies and extracts of the minutes, when not taken by a notary public, are certified by the declaration of conformity signed by the Chairman and the Secretary.

Article 17. Powers of the Management Board.

17.1.- Management of the Company.

The Management Board is in charge of the management of the company in compliance with the general strategic guidelines approved by the Supervisory Board. For this purpose, it takes all required actions, which it deems useful or appropriate to achieve the corporate purpose, relating to both the ordinary and extraordinary administration, including the ability to release or reduce mortgages also against partial payment of the relevant secured obligations.

17.2.- Competences which must not be delegated.

Save for powers and attributes of the Supervisory Board provided for by article 25.1 below, in addition to the responsibilities that cannot be delegated according to the law, the Management Board shall have the exclusive responsibility for the following decisions:

a) the determination of proposals concerning the general strategic guidelines of the Company and the Group to be submitted to the Supervisory Board, as well as the preparation of business and/or financial plans as well as the budgets of the Company and the Group to be submitted to the approval of the Supervisory Board pursuant to article 2409-terdecies and article 25.1, lett. l) of the Articles of Association;

b) the policy for the management of risks and internal audit;

c)   the appointment and revocation of the Managing Director, and the delegation, modification or revocation of the relevant powers;

d) the appointment to particular offices or the grant of particular powers of attorney to one or more members of the Management Board and the determination of the relevant powers;

e) the appointment and revocation of one or more General Managers, as provided for by Article 27 of the Articles of Association, and determination of the relevant powers and compensation;

f) purchase and sale of equity investments which lead to changes in the banking Group;

g) the assessment of the adequacy of the Company’s organisational, administrative and accounting structure;

h) determination of criteria for the coordination and direction of the companies belonging to the Group and for the implementation of the instructions issued by the Bank of Italy;

i) further to the mandatory opinion of the Supervisory Board, appointment and revocation of the Manager in charge of preparing the Company’s financial reports, provided for by article 154-bis of Legislative Decree No. 58 dated 24th February 1998, and the determination of the relevant powers, means and remuneration;

l) the appointment and revocation of the Head of the Office of Internal Control, as well as the heads of the divisions whose appointment is under the exclusive competence of the Management Board pursuant to applicable law or regulations;

m) the preparation of the draft of the Parent Company’s financial statements and consolidated financial statements;

n) the share capital increases which may be delegated pursuant to article 2443 of the Italian Civil Code, with the exclusion of the faculty to adopt the resolutions provided for in paragraphs 4 and 5 of article 2441 of the Italian Civil Code; the issue of convertible bonds pursuant to article 2420-ter of the Italian Civil Code;

o) the Management Board’s duties provided for under articles 2446 and 2447 of the Italian Civil Code;

p) the preparation of merger and demerger projects;

q) the arrangement of transactions to be submitted to the authorisation of the Supervisory Board pursuant to article 25.1. letter l), as well as the approval of the transactions having a single value exceeding 3% of the consolidated regulatory shareholders’ equity;

r) determination of criteria to identify the related parties transactions reserved to the Management Board’s competence;

s) the possible establishment of Committees or Commissions with advisory functions;

t) the designation of the members of corporate bodies of subsidiaries.

As provided for under article 2436 of the Italian Civil Code and without prejudice to article 25.1 letter l) of the Company’s Articles of Association, the Management Board is further exclusively responsible  for the adoption of resolutions concerning mergers and demergers in the cases provided for under articles 2505 and 2505-bis of the Italian Civil Code.

Resolutions provided for by letters c), d), n), o), r) herein are taken on the basis of the proposal made by the Chairman of the Management Board. Resolutions provided for under the remaining letters above are taken on the basis of the proposal made by the Managing Director. Resolutions under letter s) above are taken on the basis of the proposal made by the Chairman of the Management Board in agreement with the Managing Director. The forgoing is without prejudice to the power to submit proposals of each member of the Management Board.

17.3.- Delegated powers.

For certain categories of legal acts and businesses, specific powers may be delegated to Managers, heads of single branches and other personnel, by determining the limits and means for the exercise of such delegated powers; the delegated parties shall act separately or jointly or through a committee.

17.4.- Subsidised and special lending.

With respect to activities concerning subsidised and special lending provided for by specific laws and regulations, decision-making and granting powers may be delegated to banks belonging to the Group, according to the limits and criteria which shall be subject to agreement between the counterparties involved.

17.5.- Exercise of delegated powers.

The Management Board determines the means through which the Board shall be informed of the decisions taken by the delegated bodies.

17.6.- Information.

The Management Board is informed by the Managing Director of matters provided for under article 19.3 on a monthly basis.

17.7.- Information to the Supervisory Board.

The Management Board shall promptly provide the information set forth in article 150 of Legislative Decree No. 58 dated 24th February 1998 to the Supervisory Board, and in any case at least every three months. The Management Board shall provide the Supervisory Board on a monthly basis with information on the main figures regarding operations development in the relevant period together with a benchmark comparison vis-à-vis the system.

Article 18. Chairman of the Management Board.

18.1.- The Chairman of the Management Board shall:

a) summon the Management Board, set the agenda for the meeting considering also the proposed resolutions formulated by the Managing Director and coordinate the meeting, ensuring that adequate information on matters in the agenda of the meeting are provided to all members;

b) have the power to take action vis-à-vis any judicial or administrative authority, including the power to commence court actions, as well as to grant mandates, even of a general nature, in court proceedings, with the obligation of informing the Management Board on decisions taken;

c) manage relations with the Supervisory Authorities, in agreement with the Managing Director;

d) manage relations with the Supervisory Board and its Chairman;

e) ensure that the Supervisory Board receives the information provided for by article 17.7. of the Company’s Articles of Association in a timely manner;

f) manage, together with the Chairman of the Supervisory Board, external communication of information regarding the Company;

g) exercise all other functional powers in the exercise of his/her office.

18.2.- In urgent cases, (i) the Chairman of the Management Board or, in the case of his/her absence or impediment, (ii) the Deputy Chairman, and should there be two Deputy Chairmen, the eldest as provided for by article 18.3 - in both cases in agreement with the Managing Director - may take resolutions on any matters within the powers of the Management Board, with the exception of the matters which may not be delegated and are solely within the powers of the Management Board other than resolutions regarding transactions with a value between 3% and 6% of consolidated regulatory capital, according to the provisions under letter q) second part of article 17.2. of the Articles of Association.

In case of urgency, the Managing Director has the sole lending power.

The Management Board must be informed of the decisions taken with the modalities provided for under this paragraph during its next meeting.

18.3.- Subject to Article 18.2, in the case of absence or impediment of the Chairman of the Management Board, Chairman functions are exercised by the Deputy Chairman of the Management Board or, in case of two Deputy Chairmen, by the longest-serving Deputy Chairman, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal terms of service, by the eldest Deputy Chairman; in case of absence or impediment of the latter, such functions are exercised by the other Deputy Chairman, or in case of his/her absence or impediment, by the Managing Director or, in the case of absence or impediment of the Managing Director, Chairman functions shall be carried out by the longest serving member of the Management Board and, in the case of equal terms of service, by the eldest member of the Management Board.

Vis-à-vis third parties, the signature of whoever substitutes the Chairman shall constitute evidence of absence or impediment of the Chairman.

Article 19. Managing Director.

19.1.- The Management Board, upon the indication of the Supervisory Board, appoints among its members a Managing Director with the qualified majority provided for by article 16.5.

19.2.- The Managing Director is the Chief Executive Officer and supervises the company’s management within the powers he/she has been delegated in compliance with the general strategic guidelines set out by Company bodies.

He is responsible for personnel management and determines operational directives.

The Managing Director usually exercises the power to submit proposals to the Management Board and, in accordance with applicable regulations, submits lending transactions to credit approval.

The Managing Director ensures the implementation of the resolutions of the Management Board.

19.3.- The Managing Director ensures that the organisational, administrative and accounting structure is adequate considering the nature and dimensions of the Company and reports to the Management Board, at least every three months, on the general development of operations, their forecasted development as well as the most significant transactions carried out by the Company and by its subsidiaries. On a monthly basis the Management Board is provided with information on the main figures regarding operations development in the period together with a benchmarking vis-à-vis the system.

Article 20. Manager in charge of preparing the Company’s financial reports.

20.1.- The Management Board, further to the mandatory opinion of the Supervisory Board, appoints and revokes, with the qualified majority provided for by article 16.5, the Manager in charge of preparing the Company’s financial reports, provided for by article 154-bis of Legislative Decree No. 58 dated 24th February 1998, establishing his/her powers, means and remuneration.

20.2.- The Managing Director and the Manager in charge of preparing the Company’s financial reports shall provide the assessments related to the economic and financial information required by law.

Article 21. Legal representative. Signature powers.

21.1.- The Chairman of the Management Board shall be the Company’s legal representative vis-à-vis third parties and in court and he/she shall have signature powers and, in the case of his/her absence or impediment, he/she is substituted by a Deputy Chairman according to seniority of service as set out in article 10.3 of the Articles of Association or, in case of equal terms of service, by the eldest Deputy Chairman; in case of absence also of the latter, the Chairman of the Management Board shall be substituted by the Managing Director. Vis-à-vis third parties, the signature of whoever substitutes the Chairman is evidence of the absence or impediment of the Chairman.

21.2.- Without prejudice to the foregoing, the Managing Director shall also be the Company’s legal representative vis-à-vis third parties and in court and he/she shall have signature powers with respect to the matters delegated to him/her by the Management Board.

21.3.- The General Managers shall have signature powers and shall be the Company’s legal representative for acts, contracts, documents and correspondence in general regarding the Company within the limits of the powers they have been delegated; in case of absence or impediment of the General Managers, legal representation and signature powers are attributed to their substitutes as provided for in their appointment act.

21.4.-For specific acts or categories of acts, the Management Board may grant the power to represent the Company and the related power to sign on behalf of the Company to individuals extraneous to the Company.

21.5.- The Management Board may authorise Company personnel to sign on behalf of the Company, normally jointly, for the categories of acts determined by the Board, even singularly.

21.6.- The Chairman of the Management Board may grant powers of attorney also to individuals extraneous to the Company, to sign specific acts or categories of acts, contracts and documents relating to transactions resolved upon by the Company’s competent bodies.

The same faculty, within the limits of delegated powers, is granted to the Managing Director and to the General Managers as part of their functions and competences.

SECTION TWO — SUPERVISORY BOARD

Article 22. Supervisory Board.

22.1.- Composition.

The Supervisory Board is composed of a minimum of  15 (fifteen) and a maximum of 21 (twenty one) members, including non shareholders, appointed by the Shareholders’ Meeting.

The members of the Supervisory Board must meet the integrity, professional and independence requirements provided for the applicable laws and regulations.

Furthermore at least three Board members must be enrolled with the Register of auditors held by the Ministry of Justice and must have practiced as auditors for at least a three-year period and at least four members must meet the independence requirements provided for by the Corporate Governance Code promoted by the Italian Stock Exchange.

The requirement of enrolment with the Register of auditors and the independence requirements according to the Corporate Governance Code promoted by the Italian Stock Exchange may be met by the same person.

22.2.- Integration.

Where the number of members of the Supervisory Board is lower than the maximum number provided for above, the Shareholders’ Meeting may increase their number during their term. The new members are appointed by the Ordinary Shareholders’ Meeting as provided for by article 23 of the Articles of Association.

22.3.- Duration.

The members of the Supervisory Board shall remain in office for three financial years and their term of office shall expire at the date of the subsequent Shareholders’ Meeting provided for by paragraph 2 of article 2364-bis of the Italian Civil Code and may be re-appointed.

Article 23. Election of the Supervisory Board.

23.1.- List of candidates.

The election of members of the Supervisory Board shall take place on the basis of lists prepared by Shareholders according to the following rules:

a) Shareholders representing at least 1% of ordinary share capital may submit a list of candidates listed in order of progressive number. The list must be deposited at the Company’s registered office at least fifteen days before the date of the Shareholders’ Meeting on first call and must be published on at least two national newspapers, of which at least one shall be an economic newspaper. Non-compliance with such provisions leads to the forfeiture of the right to present a list. In order to give evidence of the number of shares necessary to submit the list, Shareholders must include copies of the certificates showing that such certificates participate in the system of centralised management of financial instruments;

b) each Shareholder may submit and vote one list of candidates and each candidate may only be part of one list. If such conditions are not met the candidate shall not be eligible;

c) together with each list, and within the terms for the deposit of the list at the Company’s registered office, each candidate must deposit a declaration in which he/she accepts the candidacy and declares under his/her responsibility that no ineligibility causes apply, and that he/she meets the requirements applicable to all or certain of the Supervisory Board members, provided for by law, regulations and the Articles of Association to be a Supervisory Board member.

23.2.- Voting.

In order to appoint the Supervisory Board the following procedure shall apply.

Members are selected proportionally from the lists which have obtained votes; for this purpose, the votes obtained by each of the lists are divided by one, two, three, four and so on according to the number of members to be appointed. The resulting ratios are progressively attributed to the candidates of each list according to the order of each list. The ratios so attributed are listed in decreasing order: the candidates with the highest ratios are elected members of the Supervisory Board.

23.3.- Equality of ratio and ballot.

Should more than one candidate obtain the same ratio, the preferred candidate shall be the candidate belonging to the list from which no Supervisory Board members, or the lower number of Supervisory Board members has been appointed.

If no Supervisory Board member has been appointed from those lists, or the same number of Supervisory Board members has been appointed from those lists, the preferred candidate shall be drawn from the list which has obtained the highest number of votes. In case of equality of votes and ratio, the appointment shall take place by means of a ballot by the whole Shareholders’ Meeting, and the candidate shall be appointed by a simple majority of votes cast.

23.4.- Supplementary mechanism.

If an insufficient number of Supervisory Board members with the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange and/or the requirement provided for by article 22.1, paragraph 3 of the Articles of Association has been appointed, the candidate with the lowest ratio and who does not meet any of the above-mentioned two requirements will be excluded. The excluded candidate will be substituted by the subsequent candidate of the same list who meets such requirements. This procedure, if necessary, will be repeated until the number of Supervisory Board members to be appointed is completed. If, through the adoption of the aforementioned criterion, it is not possible to complete the number of Board members to be appointed, the Shareholders’ Meeting shall appoint the other Supervisory Board members with resolution adopted by a simple majority of votes cast on proposal submitted by the shareholders attending the meeting.

23.5.- Single list.

In case of presentation of one list only, all members of the Supervisory Board shall be appointed from such list.

23.6.- Supervisory Board member appointed by minorities.

Without prejudice to the provisions of article 34 of the Articles of Association, the Supervisory Board member representing minorities is appointed according to applicable law and regulations.

23.7.- No lists.

Should no list be submitted in a timely manner, the Meeting shall pass a resolution with the majority of votes of Shareholders attending the Meeting. In case of equality of votes, candidates shall be appointed by means of a further ballot.

23.8.- Election of the Chairman and Deputy Chairmen of the Supervisory Board.

The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders’ Meeting with special resolutions approved by the majority of attending shareholders.

23.9.- Substitution.

If a member of the Supervisory Board leaves service for whatever reason, he/she shall be substituted by the first non-appointed candidate belonging to the list of the Supervisory Board member leaving service, or the second non-appointed candidate if the first does not meet the requirements, set forth by law, regulation or the Articles of Association, of the member leaving service. If for whatever reason this is not possible, the member of the Supervisory Board who leaves service will be substituted without delay by the Ordinary Shareholders’ Meeting with resolution passed by a simple majority of votes cast upon the proposal of the shareholders attending the meeting.

23.10.- Incompatibilities.

Individuals who have exceeded the limit of five offices in the management or control bodies of other listed companies or parent companies or subsidiaries of listed companies (up to a maximum of five offices within one group shall be considered as one office; if such limit is exceeded, they shall be considered as two offices) may not be appointed members of the Supervisory Board and if they are appointed they are disqualified from office. The foregoing shall be without prejudice to the causes of ineligibility and disqualification from office set forth by  law, regulation or Articles of Association.

23.11.- Simul stabunt simul cadent.

If, for whatever reason, the majority of the members of the Supervisory Board resigns, the entire Supervisory Board must be considered replaced  from the date in which the new appointed members take office. The Shareholders’ Meeting for the appointment of the new Supervisory Board shall be called as soon as possible in accordance with the provisions of article 8.

23.12. - Revocation.

The members of the Supervisory Board may be revoked by the Shareholders’ Meeting at any time, by a resolution passed with the favourable vote of at least one fifth of the share capital, without prejudice to the right of the revoked Member to be indemnified if the revocation occurs without just cause.

23.13.- Remuneration.

Members of the Supervisory Board are entitled, in addition to the reimbursement of expenses sustained due to their office, to a remuneration for the services rendered, which is determined for the entire period of their office by the Shareholders’ Meeting at the time of their appointment.

The Supervisory Board, after consultation with the Remuneration Committee, shall determine the remuneration for the Chairman, for the Deputy Chairmen and for the members of the Supervisory Board who have been assigned particular offices, powers or functions by the Articles of Association or by the Supervisory Board.

Article 24. Meetings and resolutions of the Supervisory Board.

24.1.- Convocation.

The Chairman of the Supervisory Board shall summon the Supervisory Board on his/her own initiative and in the cases provided for by law or by the Articles of Association, he/she shall chair Board meetings and set the agenda ensuring that adequate information on the matters on the agenda of the meeting is provided to all Supervisory Board members.

24.2.- Meetings recurrence.

The Supervisory Board shall generally meet at least once a month.

24.3.- Convocation request.

The Chairman shall summon the Supervisory Board upon the request of any one member  and shall indicate the matters to be discussed.

24.4.- Place.

The Supervisory Board meetings shall generally be held alternatively at the registered office or at the secondary office of the Company or exceptionally in another location on the Italian territory.

24.5.- Convocation notice.

The convocation notice, including the agenda of the meeting, must be sent to the Supervisory Board members at least four days before the date scheduled for the meeting, by any means appropriate to supply evidence of receipt. In cases of particular urgency, the meeting may be called with a 24-hour advance notice sent by any suitable means. The notice may also contain the indication of the places from which to participate through remote connection systems as provided for by article 24.6.

24.6.- Meetings.

Meetings of the Supervisory Board can be validly held by way of adequate remote connection systems, provided that the identity of those present can be verified and that those attending the meeting are allowed to follow the discussion and intervene in real time with regard to the matters on the agenda as well as view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Supervisory Board meeting has been called, and the meeting of the Supervisory Board shall be considered held in such location.

24.7.- Validity and majority.

For the validity of the decisions of the Supervisory Board a majority of its members in office must be present at the meeting. Decisions are taken with the absolute majority of the votes of the members attending the meeting; in case of dead-lock, the Chairman of the Meeting shall have the casting vote.

24.8.- Resolutions with qualified majorities.

The majority of Supervisory Board members in office shall be required for resolutions regarding the appointment of the Chairman and one or two Deputy Chairmen of the Management Board.

24.9.- Minutes and copies.

The minutes of the resolutions of the Supervisory Board are prepared and recorded on the register of the minutes under the care of a Secretary appointed by the Board, if the minutes are not required to be drafted by a notary public.

Copies and extracts of the minutes, when not taken by a notary public, are certified with the declaration of conformity, signed by the Chairman and the Secretary.

Article 25. Competence of the Supervisory Board.

25.1.- Matters of competence.

The Supervisory Board shall:

a) upon the proposal submitted by the Nomination Committee, appoint and revoke the members of the Management Board, the Chairman and one or two Deputy Chairmen of the Management Board and determine their remuneration, after consultation with the Remuneration Committee; also determine, after consultation with the Remuneration Committee, the remuneration of the Managing Director and of the members of the Management Board who have been appointed to particular offices or delegated particular powers or who have been appointed as members of Committees or Commissions pursuant to article 15;

b) approve the Parent Company’s financial statements and the consolidated financial statements;

c) exercise the supervisory functions set forth by article 149, par. 1 and 3, of Legislative Decree No. 58 dated 24th February 1998;

d) act against members of the Management Board;

e) make filings with the Bank of Italy pursuant to article 70, par. 7, of Legislative Decree No. 385 dated 1st September 1993;

f) report in writing to the Shareholders’ Meeting summoned pursuant to art. 2364-bis of the Italian Civil Code on the supervisory activities performed and on any omissions and reprehensible facts as well as, in the case of any Ordinary and Extraordinary Shareholders’ Meeting, on matters within its competences;

g) inform the Bank of Italy without delay of all the other acts or facts, which come to its knowledge in the exercise of its duties, which may represent management irregularities or a violation of the regulations concerning banking activities;

h) indicate to the Management Board the Managing Director and express a mandatory opinion on the Manager in charge of preparing the Company’s financial reports pursuant to art. 154-bis of Legislative Decree No. 58 dated 24th February 1998;

i) resolve upon the Company’s and the Group’s cultural initiatives, with particular reference to the valorisation of the historic, archaeological and artistic heritage and the management of the Allowance for charitable, social and cultural contributions, verifying that the programmed initiatives are consistent with declared objectives;

 l) upon the proposal of the Management Board, resolve upon the Company’s and the Group’s general strategic guidelines; approve the business and/or financial plans and the budgets of the Company and the Group prepared by the Management Board, without prejudice to the latter’s responsibility for the acts performed; authorise strategic transactions. Moreover, in particular, the Supervisory Board shall authorise:

(i)                                   the proposals by the Management Board to be submitted to the Shareholders’ Meeting in respect of transactions concerning the Company’s share capital, issue of convertible bonds and bonds cum warrant convertible into shares of the Company, mergers and demergers and other amendments to the Articles of Association, without prejudice to the shareholders’ powers to submit proposals pursuant to applicable law;

(ii)                                purchases or sales by the Company or subsidiaries of controlling equity stakes in companies with considerable strategic value or unit value exceeding 6% of consolidated regulatory shareholders’ equity, as well as the purchase or sale of businesses, portfolio of assets, and businesses of considerable strategic value;

(iii)                             investments or disinvestments of strategic value and/or which entail a commitment for the Company which exceeds for each transaction 6% of consolidated regulatory shareholders’ equity;

(iv)                            signature of commercial, collaboration or shareholders agreements of strategic value;

m) approve the strategic guidelines and the risk management policies, assess the degree of efficiency and adequacy of the internal audit system, with particular reference to risk control, the functioning of internal auditing and the accounting system; also verify the correct exercise of strategic and operational control activities performed by the Parent Company over Group companies;

n) exercise any other power set forth by regulations applicable from time to time or by the Articles of Association.

The Supervisory Board may indicate the criteria for the identification of the strategic operations to be submitted for its approval.

25.2.- Other matters of competence.

The resolutions on the matters listed below are also attributed to the Supervisory Board, as provided for by art. 2436 of the Italian Civil Code:

a) establishment or winding up of secondary registered offices;

b) reduction of share capital in case of withdrawal of a shareholder;

c) amendments to the Articles of Association to comply with provisions of law.

25.3.- Powers of supervision

The Supervisory Board and its members shall exercise the powers provided for by article 151-bis of Legislative Decree No. 58 dated 24th February 1998, according to the terms and conditions set out thereof.

25.4.- Nomination Committee, Remuneration Committee and Control Committee.

The Supervisory Board shall establish a Nomination Committee, composed of 5 (five) members, among which the Chairman of the Supervisory Board who shall chair the Committee. The Nomination Committee shall be responsible for selecting and proposing appointments to the Management Board.

The Supervisory Board shall establish a Remuneration Committee, composed of 3 (three) members, which shall be responsible for proposing and consulting on the remuneration in accordance with applicable law and the Articles of Association, and shall determine the regulation of the Remuneration Committee.

The Supervisory Board shall establish, for the purpose of facilitating the exercise of its control and supervision functions, a specific Control Committee, composed of 3 (three) members, determining the powers, means and regulations of the Control Committee, as well as the means and terms of the information to be provided to the Supervisory Board.

Without prejudice to the application of specific regulatory and/or supervisory regulations, the members of the Control Committee shall be chosen among members of the Supervisory Board meeting the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, and at least two of these must be enrolled with the Register of Auditors and must have practiced as auditors for at least three years.

In particular, the Control Committee proposes, consults and enquires on matters regarding internal controls system, risk management and the ICT and accounting system. The Committee may at any time carry out inspections and controls as well as exchange information with the control bodies of Group companies with respect to management and control systems and the general performance of the business.

Members of the Committee shall attend the Management Board meetings.

25.5.- Other Committees.

The Supervisory Board may establish Technical Committees or Commissions with advisory functions.

Article 26. Chairman of the Supervisory Board.

26.1.- In addition to the provisions of articles 10.1 and 24.1, the Chairman of the Supervisory Board, in a functional manner to the competencies of the Board itself, shall:

a) coordinate the activities of the Supervisory Board;

b) receive the proposals submitted by the Management Board in respect of matters to be submitted to the approval of the Supervisory Board for its approval, including those regarding the strategies and general guidelines of the Company and Group, formulating proposals on such matters;

c) submit to the Supervisory Board proposals relating to the Company’s control activities, and in particular to the consistency of the latter with the strategies and general guidelines approved by the Supervisory Board;

d) exercise the functions of supervision over and activation of corporate bodies, control procedures and systems over the activities of the Company and the Group, including through the request and receipt of information from the Manager in charge of preparing the Company’s financial reports and from the other persons responsible for the other related functions;

e) activate the information instruments necessary to monitor the correctness and adequacy of the organisational structure and the accounting system adopted by the Company and the Group;

f) supervise the relations with Shareholders, and verify that such relations are managed correctly, in agreement with the Chairman of the Management Board and with the Managing Director;

g) manage relations with the Supervisory Authorities as part and for the purposes of the control and supervision activities of the Supervisory Board;

h) manage the necessary and appropriate relations with the Management Board and, in particular, with its Chairman and/or the Managing Director;

i) request and receive information on specific aspects of the Company’s and the Group’s operations and on current and future trends of operations;

l) for the purposes of article 25.1, supervise the management of external communication of information regarding the Company, in agreement with the Chairman of the Management Board and with the Managing Director;

m) programme, after consultation with the Chairman of the Management Board and the Managing Director, and manage the Company’s and the Group’s cultural initiatives, to be submitted to the Supervisory Board, with particular reference to the valorisation of the historic, archaeological and artistic heritage and the management of the “Allowance for charitable, social and cultural contributions”;

n) exercise all other functional powers in the exercise of his/her office.

26.2.- In the case of absence or impediment of the Chairman of the Supervisory Board, the longest-serving Deputy Chairman of the Supervisory Board, intended as the Deputy Chairman with the longest uninterrupted service or, in the case of equal terms of service, by the eldest Deputy Chairman, performs his/her functions; in the case of absence or impediment of the latter, functions are performed by the other Deputy Chairman, or in the case of his/her absence or impediment, by the longest-serving member of the Supervisory Board present and, in the case of equal terms of service, by the eldest Supervisory Board member present.

Article 27. General Managers.

The Management Board, upon proposal by the Managing Director and after consultation with the Supervisory Board, shall appoint, revoke and determine the powers and remuneration of one or more General Managers who report to the Managing Director according to their respective functions and competences. One General Manager may substitute the Managing Director, except for functions which must be performed by the latter.

TITLE VI

FINANCIAL STATEMENTS - NET INCOME — SAVING SHARES

Article 28. Financial statements and net income.

28.1.- The Company’s financial year closes on 31st December of each year.

28.2.- The Management Board shall prepare the draft of the Parent Company’s financial statements and consolidated financial statements in accordance with legal requirements.

28.3.- Net income as reported in the financial statements, net of the portion allocated to legal reserves, and the portion which is not available pursuant to the law, shall be distributed as follows:

a) a dividend of up to 5% of the nominal value of the non-convertible saving shares shall be distributed to non-convertible saving shares.

If in a financial year the dividend is less than 5% of the nominal value of the non-convertible saving shares, the difference shall be added to the preferred dividend paid in the following two accounting periods;

b) the remaining net income made available for distribution by the Shareholders’ Meeting, shall be allocated to all shares so that the dividend attributable to non-convertible saving shares shall exceed the dividend attributable to ordinary shares by an amount equal to 2% of the nominal value of the shares;

c) any excess shall be allocated to the extraordinary and other reserves, without prejudice to the fact that a portion of such earnings may be used for charities and to support social and cultural activities, through the creation of a specific reserve.

28.4.- Unclaimed and forfeited dividends shall be remitted to the Company and allocated to the extraordinary reserve.

Article 29. Saving shares.

29.1.- Saving shares, which may be in bearer form, entitle the holder to attend and vote at the Special Meeting of saving shareholders.

29.2.- Saving shares shall receive privileged dividends as set forth in article 28.3.

29.3.- Saving shares have the same rights as other shares in the event of the distribution of reserves .

29.4.- In the case of liquidation of the Company, saving shares shall have pre-emptive rights with regard to the reimbursement of the entire nominal value of the shares.

The reduction of share capital due to losses does not result in the reduction in the nominal value of saving shares, with the exception of the part which exceeds the total nominal value of other shares.

29.5.- In the case of exclusion of the Company’s ordinary or saving shares from trading in regulated markets, the saving shares retain their rights and characteristics, unless otherwise resolved upon by the Extraordinary and Special Shareholders’ Meetings.

29.6.- The Common Representative of saving share holders is appointed for three financial years.

The remuneration of the Common Representative is set at 10% (ten per cent) of the remuneration provided for the office of a chairman of a board of statutory auditors based on the Professional Tariffs of Italian “Dottori Commercialisti” and shall be paid by the Company.

The Special Meeting can resolve upon a further remuneration, which shall be paid from the reserve set up to cover expenses necessary to safeguard common interests.

29.7.- The Common Representative has the obligations and powers provided for by the law. The Chairman of the Management Board shall inform the Common Representative without delay, by means of specific communications, about Company operations which may influence the price of saving shares and in particular about proposals which the Management Board has resolved to submit for the approval of the Shareholders’ Meeting regarding transactions on the Company’s share capital, mergers and demergers.

TITLE VII

ACCOUNTING CONTROL – WITHDRAWAL – WINDING UP – APPLICATION OF ORDINARY REGULATIONS

Article 30. Accounting Control.

Accounting control shall be exercised by an independent auditing firm which meets the applicable legal requirements. The assignment and the revocation of the engagement, the duties and the responsibilities are provided for by the law.

The Supervisory Board shall express its opinion on the assignment and the revocation of the engagement of the independent auditing firm.

Article 31. Withdrawal.

31.1.- The right of withdrawal may be exercised only in those cases exclusively provided by law. The right of withdrawal is excluded for those shareholders which did not participate in the approval of the resolutions regarding:

•  the extension of the Company’s duration;

•  the introduction or cancellation of restrictions of the circulation of shares.

31.2.- The terms and methods of the exercise of the right of withdrawal, the criteria to determine the value of the shares and the related liquidation procedure are governed by law.

Article 32. Winding up.

Without prejudice to any different law provisions, if there is a reason for winding up, the Shareholders’ Meeting shall establish the manners of liquidation, and appoint one or more liquidators.

Article 33. Application of ordinary regulations.

The provisions of law apply to any matter not regulated by the Articles of Association.

TITLE VIII

TRANSITORY RULES

Article 34. First appointments.

Also in derogation of the Articles of Association which shall be in force when the merger between Banca Intesa S.p.A. and Sanpaolo IMI S.p.A. becomes effective, 19 members of the Supervisory Board shall be appointed for the first time, for three financial years, by the Ordinary Shareholders’ Meeting of the Surviving Company in accordance with the provisions of this transitory rule.

The shareholders shall be requested to file, at least fifteen days prior to Banca Intesa S.p.A.’s Ordinary Shareholders’ Meeting, the lists of candidates, who meet the requirements provided for by law and this Article. In particular, the candidate indicated at number 2 of each list must meet the requirements of independence provided for by the Corporate Governance Code promoted by the Italian Stock Exchange, must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period. At least three of the other candidates of each list must meet the requirements of independence provided for by the above-mentioned Corporate Governance Code and two candidates must be enrolled with the Register of Auditors and must have practiced as auditor for at least a three-year period.

In relation to the threshold of the share capital for the presentation of the lists and for all other formalities and requirements for the presentation of the lists, the provisions set forth in art. 23 of Banca Intesa S.p.A.’s Articles of Association, in force at the time of the Extraordinary Shareholders’ Meeting called to approve the project for the merger will apply, to the extent applicable.

The first 18 candidates from the list which obtains the highest number of votes and the first candidate of the list which receives the second highest number of votes shall be appointed. In case of presentation of one list only, all 19 members of the Supervisory Board shall be appointed from that list.

The Chairman and the two Deputy Chairmen shall be appointed by the Ordinary Shareholders’ Meeting with resolutions approved by the majority of attending shareholders.

The appointment of the aforementioned 19 Supervisory Board members shall become effective when the merger becomes effective. The Supervisory Board in office shall appoint the Management Board without delay.

However, after the effectiveness of the merger, for the purpose of ensuring the widest possible participation to the appointment of the other two Supervisory Board members, an Ordinary Shareholders’ Meeting shall be called to appoint such 2 Supervisory Board members, who shall also remain in office for three financial years (with the exception of the period from the effective date of the merger to the date on which their appointment becomes effective), and shall therefore terminate their office at the same time as the 19 Supervisory Board members indicated above. The appointment of the additional 2

Supervisory Board members shall also occur with the list voting procedure provided for by the Articles of Association in force, without prejudice to the fact that:

(i)                                   candidates must only meet the requirements set forth for all and each Supervisory Board members, and

(ii)                                the percentage of share capital for the presentation of the lists shall be at least 1%, but shall not exceed 3% of share capital.

Article 35. Integrity, professional and independence requirements.

35.1. – Transitory rule.

Until a new supervisory and/or regulatory discipline for members of corporate bodies in the dual system is in force, the following provisions shall apply.

35.2. – Integrity requirements.

Supervisory Board members and Management Board members must meet the integrity requirements set forth for bank managers by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998, as well as those set forth for Statutory Auditors of listed companies by the Regulation adopted with Ministerial Decree No. 162 dated 30th March 2000.

35.3. – Professional requirements of Supervisory Board members.

Supervisory Board members shall meet the professional requirements set  forth for bank directors by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998, as well as those set forth for Statutory Auditors of listed companies by the Regulation adopted with Ministerial Decree No. 162 dated 30th March 2000. The Chairman of the Supervisory Board must also meet the professional requirements set forth for the Chairman of the Board of Directors of banks by the aforementioned Regulation.

35.4. – Professional requirements of Management Board members.

Management Board members, the Chairman of the Management Board and the Managing Director shall meet the professional requirements set forth for bank managers by the Regulation adopted with Ministerial Decree No. 161 dated 18th March 1998.

Article 36. Key Terms of the Integration Plan

The Key Terms of the Integration Plan, as defined in the project for the merger in Banca Intesa S.p.A. of Sanpaolo Imi S.p.A., shall only be modified with resolution of the Management Board adopted with the majority of two thirds of the members in office, following the authorisation of the Supervisory Board resolved upon with a qualified majority of two thirds of members in office, for the duration of the first mandate of the Supervisory Board.

TITLE IX

FINAL PROVISION

Article 37. Final Provision

In application of the transitory rule contained in article 34 of the Articles of Association, the first members of the Supervisory Board have been appointed for three financial years by the Ordinary Shareholders’ Meeting of the surviving company Banca Intesa held on 1st December 2006 and their appointment became effective on the date on which the merger by incorporation of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. and the new Articles of Association became effective.